Exhibit 99.1

Ninetowns Reports Second Quarter 2007 Results
Monday December 31, 8:55 am ET

BEIJING, Dec. 31 /PRNewswire/ -- Ninetowns Internet Technology Group Company Limited (Nasdaq: NINE- News), China's leading provider of online solutions for international trade, today reported its financial results for the second quarter of 2007.

Second Quarter 2007 Business Highlights

During the second quarter 2007, Ninetowns remained focused on developing its B2B business by completing the acquisition of Ample Spring Holdings Limited(1), a vertical search engine provider, and by formally launching tootoo.com, Ninetowns' B2B search and service platform. Ninetowns will continue to optimize tootoo.com and will deploy a nationwide sales and marketing network to support its B2B services in the coming months.

At the same time, Ninetowns continued to maintain the value contribution from the sale and servicing of the existing iDeclare package, Ninetowns' import/export enterprise software solution. During the quarter, the Company sold 2,100 iDeclare software packages and 11,800 iDeclare service contracts. The installed customer base reached 134,300 and the free import/export e- filing software user base had 32,200 user accounts at the end of the quarter. In addition, the percentage of iDeclare customers who purchase software service renewals was around 26% at the end of the second quarter.

Second Quarter 2007 Financial Results

Total net revenue for the second quarter of 2007 was US$3.1 million, representing a 40.7% decrease, as compared to US$5.0 million for the second quarter of 2006. Net revenue from sales of enterprise software for the second quarter of 2007 was US$2.5 million, representing 79.4% of total net revenue, as compared to 80.0% for the second quarter of 2006. Net revenue from software development services for the second quarter of 2007 was US$0.6 million, representing 20.5% of total net revenue, as compared to 20.0% for the second quarter of 2006. The decrease in total net revenues was primarily due to the reduced sale of our iDeclare packages, resulted from the negative impact from the government agency's free software provisioning.

Gross profit for the second quarter of 2007 was US$2.5 million, or 79.0% of total net revenue, representing a decrease of 49.3% compared to US$4.6 million, or 92.4% of total net revenue for the second quarter of 2006. The decrease in gross profit was mainly attributable to the decrease in the sales of enterprise software.

Total operating expenses for the second quarter of 2007 were US$5.2 million, representing an increase of 70.3% from the second quarter of 2006. The increase of operating expenses is primarily attributable to the increased investment to develop and promote our B2B initiatives.

As a result, operating loss for the second quarter of 2007 was US$2.7 million, representing a decrease as compared to operating income of US$1.8 million for the second quarter of 2006. Operating margin for the second quarter of 2007 was (85.0%), compared to 35.2% for the second quarter of 2006.

Net loss for the second quarter of 2007 was US$1.7 million, representing a decrease as compared to net income of US$2.3 million for the second quarter of 2006. Both basic and diluted net loss per ADS for the second quarter of 2007 were US$0.05, compared to basic and diluted net income per ADS of US$0.07 and US$0.06 for the second quarter of 2006, respectively.

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2007, which was RMB7.6120 to US$1.00. Certain comparative figures extracted from the past releases are converted by using the rate as of the respective balance sheet date. The percentages stated in this earnings release are calculated based on Renminbi.

Management Commentary

Mr. Shuang Wang, Chief Executive Officer of Ninetowns, said, "We are pleased to have completed several milestones within our B2B business, including the integration of the business operation and the technology platform for tootoo.com, the launch of the third generation tootoo.com platform, and continuing expansion of our service offerings through tootoo.com. For example, we recently executed a strategic investment into a leading Chinese B2B food and beverage trade facilitator. Furthermore, in an ongoing effort to promote our expanding B2B search and value-added services, we are in the process of deploying a nationwide sales and marketing network. We are encouraged by our progress to date, and remain focused on improving our revenue streams by diversifying and enhancing our services, expanding our customer bases, and converting free users to our paid services."

Mr. Tommy Fork, Chief Financial Officer of Ninetowns, said, "We have made good progress to expand our service offerings over the B2B platform and revitalize the value contribution of our existing import/export enterprise solutions as we firmly committed on our strategic initiative to provide total online solutions for international trade. In addition to the business operation efforts, we have also been cautious in our financial management such as maintaining a total cash and term deposit balance of US$103 million as of the end of the second quarter 2007."

About Ninetowns Internet Technology Group Company Limited

Ninetowns (Nasdaq: NINE - News) is the leading provider of online solutions for international trade, with its key services in automating import/export e- filing, as well as in operating tootoo.com, the leading B2B search and service provider for international trade. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol "NINE." More information can be found at www.ninetowns.com/english

Forward-Looking Statements

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "project" or "continue" or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains, competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

    Contacts:
    Xiaoyan Su
    Investor Relations Ninetowns Internet Technology Group Company
    Limited
    (+86-10) 6588-2256
    ir@ninetowns.com

    Investor Relations (US):
    Mahmoud Siddig, Director
    Taylor Rafferty
    +1 (212) 889-4350
    ninetowns@taylor-rafferty.com

    Investor Relations (HK):
    Ruby Yim, Managing Director
    Taylor Rafferty
    +852 3196-3712
    ninetowns@taylor-rafferty.com

(1) As of the date of this earnings release, valuation and purchase price allocation relating to the accounting for the acquisition of Ample Spring is still in progress, therefore, certain balance sheet amounts, including goodwill and acquired intangible assets, may be adjusted in subsequent periods when valuation and purchase price allocation are completed.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS INFORMATION
THREE MONTHS ENDED JUNE 30, 2006, MARCH 31, 2007 AND JUNE 30, 2007

(In thousands, except share-related data)

	For the three months ended
	June 30,	June 30,	Mar. 31,
	2006	2006	2007
	RMB	US$	RMB
	(unaudited)	(unaudited)	(unaudited)

Total net revenues	40,223	5,031	21,801
Cost of revenues	(3,059)	(383)	(2,558)

Gross profit	37,164	4,648	19,243
Selling expenses	(2,682)	(335)	(7,491)
General and administrative expenses	(15,588)	(1,950)	(15,908)
Research and development expenses	(4,751)	(594)	(7,501)
Other operating income	-	-	310

Income (loss) from operations	14,143	1,769	(11,347)
Interest income	4,605	576	4,822
Gain on sale of marketable equity securities	-	-	480

Income(loss) before provision for income taxes and minority interest	18,748	2,345	(6,045)
Provision for income taxes	(519)	(65)	(136)

	18,229	2,280	(6,181)
Income (loss) before minority interest	-	-	-
Minority interest

Net income(loss)	18,229	2,280	(6,181)

Net income(loss) per share:
Basic	RMB 0.52	US$ 0.07	(RMB 0.17)
Diluted	RMB 0.51	US$ 0.06	(RMB 0.17)

Weighted average number of shares used in computing net income per share:

Basic	34,991,834	34,991,834	34,954,753
Diluted	35,561,327	35,561,327	34,954,753

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS INFORMATION
THREE MONTHS ENDED JUNE 30, 2006, MARCH 31, 2007 AND JUNE 30, 2007

(In thousands, except share-related data)

	For the three months ended
	Mar. 31,	June 30,	June 30,
	2007	2007	2007
	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)

Total net revenues	2,823	23,870	3,136
Cost of revenues	(331)	(5,014)	(659)

Gross profit	2,492	18,856	2,477
Selling expenses	(970)	(9,949)	(1,307)
General and administrative expenses	(2,060)	(21,808)	(2,865)
Research and development expenses	(971)	(7,447)	(978)
Other operating income	40	65	9

Income (loss) from operations	(1,469)	(20,283)	(2,664)
Interest income	624	4,000	525
Gain on sale of marketable equity securities	62	3,416	449

Income(loss) before provision for income taxes and minority interest	(783)	(12,867)	(1,690)
Provision for income taxes	(18)	(52)	(7)
	(801)	(12,919)	(1,697)

Income (loss) before minority interest	-	-	-
Minority interest

Net income(loss)	(801)	(12,919)	(1,697)

Net income(loss) per share:
Basic	(US$ 0.02)	(RMB 0.37)	(US$ 0.05)
Diluted	(US$ 0.02)	(RMB 0.37)	(US$ 0.05)

Weighted average number of shares used in computing net income per share:
Basic	34,954,753	34,962,068	34,962,068
Diluted	34,954,753	34,962,068	34,962,068

    NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
    CONDENSED CONSOLIDATED BALANCE SHEET INFORMATION
    AS OF DECEMBER 31, 2006 AND JUNE 30, 2007

     (In thousands, except share-related data)

	December 31,		June 30,
	2006	2006	2007	2007
	RMB	US$	RMB	US$
	(note)	(note)	(unaudited)	(unaudited)

ASSETS
Current assets:
Cash and cash equivalents and term deposits	905,857	116,074	785,324	103,169
Investment in available-for-sale securities	-	-	8,252	1,084
Inventories	6,820	874	4,711	619
Trade receivable, net	47,105	6,036	52,696	6,923
Other current assets	30,207	3,871	28,784	3,782

Total current assets	989,989	126,855	879,767	115,577

Goodwill	193,570	24,804	305,858	40,181

Other non-current assets	181,730	23,286	231,336	30,391

TOTAL ASSETS	1,365,289	174,945	1,416,961	186,149

LIABILITIES AND SHAREHOLDERS'
EQUITY

Current liabilities:
Deferred revenue	26,383	3,381	27,950	3,672
Other current liabilities	33,299	4,267	59,366	7,799

Total current liabilities	59,682	7,648	87,316	11,471

Non-current liabilities:	-	-	1,020	134
FIN 48 liabilities

Deferred tax liabilities	627	80	12,028	1,580
Total liabilities	60,309	7,728	100,364	13,185

Minority interest	-	-	30,788	4,045

Total shareholders' equity	1,304,980	167,217	1,285,809	168,919

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY	1,365,289	174,945	1,416,961	186,149

    Note: The condensed balance sheet information is derived from the Company's audited financial statements included in the annual report on Form 20-F.

Source: Ninetowns Internet Technology Group Company Limited